KH 3/3

11015243

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

SEC FILE NUMBER
8-41649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Executive Services Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3445 Peachtree Road, NE, Suite 200
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gifford Hillegas & Ingwersen PC
(Name – *if individual, state last, first, middle name*)

1200 Ashwood Parkway, Suite 300	Atlanta	GA	30338
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/4

OATH OR AFFIRMATION

I, Kenneth L. Felts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Executive Services Securities, as of December 31st, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH MILLIGAN ERWIN
NOTARY
EXPIRES
GEORGIA
MARCH 19, 2011
PUBLIC
FULTON COUNTY

K Felts
Signature

CAO, CFO
Title

Elizabeth M. Erwin
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

EXECUTIVE SERVICES SECURITIES, LLC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

For the Year Ended December 31, 2010

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

EXECUTIVE SERVICES SECURITIES, LLC

TABLE OF CONTENTS

December 31, 2010

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Executive Services Securities, LLC.

We have audited the accompanying balance sheet of Executive Services Securities, LLC as of December 31, 2010, and the related statements of income, changes in equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Executive Services Securities, LLC. as of December 31, 2010, and results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 23, 2011
Atlanta, Georgia

770.396.1100 MAIN
770.393.0319 FAX

Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351

GHI-CPA.COM

EXECUTIVE SERVICES SECURITIES, LLC

BALANCE SHEET

December 31, 2010

ASSETS

Current Assets		
Cash	$	291,498
Commissions receivable		213,451
Prepaid expenses		22,485
TOTAL ASSETS	$	527,434

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable	$	97,846
Due to affiliates		7,959
TOTAL CURRENT LIABILITIES		105,805
Member's Equity (Note C)		421,629
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	527,434

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2010

Revenue		
Commissions	$	6,892,407
Commission Expense		
Commission expense to outside agents		697,381
NET REVENUE		6,195,026
Operating Expenses (Note B)		
Personnel expense		3,562,115
Marketing and travel expense		129,821
Technology expense		297,440
Occupancy expense		368,016
General and administrative expenses		1,813,012
TOTAL OPERATING EXPENSES		6,170,404
Net Income	$	24,622

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2010

Balance, December 31, 2009	$	397,007
Net income		24,622
Balance, December 31, 2010	$	421,629

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

Cash Flows from Operating Activities		
Net Income	$	24,622
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease (increase) in:		
Commissions receivable		145,464
Prepaid expenses		(320)
Decrease in:		
Accounts payable		(152,102)
NET CASH PROVIDED BY OPERATING ACTIVITIES		17,664
NET INCREASE IN CASH		17,664
Cash at Beginning of Year		273,834
Cash at End of Year	$	291,498

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: Executive Services Securities, Inc. (the "Company") was incorporated in Georgia on July 26, 1989. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company specializes in the design, funding, and administration of life insurance plans which meet the needs of nonqualified executive benefit programs of Fortune 500 corporations. The Company was formerly known as One Securities Corporation and changed its name to Executive Services Securities, Inc. on October 9, 2007.

On February 1, 2007 the Company's stock was purchased by National Financial Partners, ("NFP" or "Parent").

Effective October 23, 2008 the Company changed its legal form to a limited liability company and its name to Executive Services Securities, LLC ("ESSL"). The liability of the member is limited to the member's total capital contribution.

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Concentrations of Credit Risk: The Company occasionally maintains balances with the bank in excess of federally insured limits. Management believes that the risk of loss related to such deposits is minimal.

Two customers represented approximately 72% of the Company's revenues for the year ended December 31, 2010.

Revenue Recognition: Commission revenue and expense are recorded when the related insurance premium is paid in accordance with guidance provided in SEC Staff Accounting Bulletin (SAB) Topic 13. Management does not believe that a chargeback allowance is necessary based on the Company's history of contract cancellations and the nature of their business.

Income Taxes: Effective October 23, 2008 the Company's legal form changed to a limited liability company. As a result of this change, the Company is not subject to federal and state income taxes beginning October 23, 2008. The Company's income or loss is reported on the member's tax return. Therefore, no income tax provision is included in the accompanying financial statements.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Management does not believe there are any uncertain tax positions as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 740, *Income Taxes*. The Company could be subject to income tax examinations for its U.S. federal income taxes for the current tax year and previous filings for tax years 2009, 2008 and 2007 still open under the statute of limitations.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments: Financial instruments, principally receivables and accounts payable, are reported at values which the Company believes are not significantly different from fair values. The Company believes no significant credit risk exists with respect to any of its financial instruments.

Subsequent Events: The Company has evaluated events and transactions that occurred between December 31, 2010 and February 23, 2011, which is the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE B—RELATED PARTY TRANSACTIONS

The Company has a consulting agreement with an affiliated company under which the affiliated company provides ESSL marketing and general and administrative services and ESSL pays a base amount of compensation to the affiliate. The base amount is $102,500 per month. In addition, the agreement provides for ESSL to pay additional compensation for expenses (personnel, marketing, technology, insurance, additional occupancy and administrative expenses) that may be reasonably incurred by the affiliate on behalf of ESSL. The agreement includes a compensation cap that provides that the aggregate of the compensation expenses owed shall not exceed ESSL's net revenue as defined as gross commissions less overrides, distributions and payment of commissions owed to ESSL's registered representatives.

The total amount paid under these agreements for the year ended December 31, 2010 was $6,137,188.

NOTE C—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or $6\frac{2}{3}\%$ of "aggregate indebtedness," as those terms are defined in the Rule.

SUPPLEMENTAL INFORMATION

EXECUTIVE SERVICES SECURITIES, LLC

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2010

Computation of Net Capital		
Total member's equity	$	421,629
Deduct nonallowable assets		
Prepaid expenses		22,485
Disallowed receivables		62,780
Net capital	$	336,364
Computation of Aggregate Indebtedness		
Accounts payable	$	97,846
Due to affiliate		7,959
Total aggregate indebtedness	$	105,805
Computation of Minimum Net Capital Requirement		
Net capital	$	336,364
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness of $105,805)		7,054
Net capital in excess of requirement	$	329,310
Percentage of aggregate indebtedness to net capital		31.46%

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.

EXECUTIVE SERVICES SECURITIES, LLC

Schedule II

OTHER INFORMATION

December 31, 2010

The following statements and computations are not applicable at December 31, 2010, and for the year then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of creditors.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedules of segregation requirements and funds in segregation pursuant to the Commodity Exchange Act.

The Company qualifies for exemption of b) and c) above under subparagraph (k)(i) of Rule 15c3-3.

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Executive Services Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Executive Services Securities, LLC (the "Company") as of and for the year ended December 31, 2010, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for the safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 (specifically subparagraph (k)(1)). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

No facts came to our attention to indicate that the exemptions claimed had not been complied with during the year.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements

770.396.1100 MAIN
770.393.0319 FAX

Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351

GHI-CPA.COM

GH&I

in conformity with accounting principles generally accepted in the United States of America Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding that we considered material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 23, 2011
Atlanta, Georgia